Exhibit 99.2

ATTUNITY LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2014

Cautionary Statement Regarding Forward-Looking Statements

Except for the historical information contained in the following sections, the statements contained in the following sections are “forward-looking statements” within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from our current expectations.

Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, original equipment manufacturer (“OEMs”), value-added resellerS ("VARs") and "go-to-market" and other business partners, and on our other significant customers; our ability to expand our business into the SAP market and the success of our Gold Client offering; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Maestro; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenue of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2013, which is on file with the Securities and Exchange Commission ("SEC"), and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references below to:

•	“we”, “us”, “our”, “Attunity”, or the “Company” are to Attunity Ltd and its subsidiaries;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israeli Shekels;

•	"Big Data" are to very large and complex quantities of datasets that are difficult to process using traditional data processing applications;

•
"Convertible Notes" or "Notes" are to the convertible promissory notes we issued to certain investors pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, as amended from time to time, by and between us and the investors, or the Note Agreement;

•	“Hayes” are to Hayes Technology Group, Inc., an Illinois corporation we acquired in December 2013; and

•	"RepliWeb" are to RepliWeb Inc., a U.S.-based leading provider of enterprise file replication and managed file transfer technologies, which we acquired in September 2011.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2014 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2013 filed with the SEC as part of our Annual Report on form 20-F for the year ended December 31, 2013.

Overview

We were founded in 1988 and became a public company in the United States in 1992. We have been delivering software solutions to organizations around the world for over twenty years and we are now a leading provider of information availability software solutions that enable access, sharing, replication, management, consolidation and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud.

Our software solutions include data replication (Replicate and Gold Client), CDC, data connectivity (Attunity Connect), EFR, MFT and cloud data transfer (CloudBeam). These solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment. Our software is commonly used for projects such as data warehousing, big data analytics, reporting, migration and modernization, ARA, data distribution and cloud initiatives.

Through distribution, OEM agreements and strategic relationships with global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including government, healthcare, financial services, insurance, oil & gas, manufacturing, retail, pharmaceuticals and the supply chain industry.

Financial Highlights

Total revenues in the first six months of 2014 increased by 44% to $15.4 million from $10.7 million in the first six months of 2013. Total revenues were composed of (1) license revenues, which increased by 57% to $7.9 million in the first six months of 2014 from $5.0 million in the same period last year, and (2) maintenance, support and services revenues, which increased by 32% to $7.4 million in the first six months of 2014 from $5.6 million in the same period last year.

Operating loss in the first six months of 2014 was $1.7 million, compared to $1.2 million for the same period in 2013. Operating loss for the first six months of 2014 included equity-based compensation expenses totaling $677,000 compared to $306,000 for the same period last year, as well as $591,000 in amortization and expenses related to the acquisitions of Hayes and RepliWeb compared to $373,000 in similar expense in the same period last year.

Net loss in the first six months of 2014 was $1.9 million, or ($0.13) per diluted share, compared to a net loss of $1.2 million, or ($0.11) per diluted share, in the same period last year.

Cash and cash equivalents were approximately $18.1 million as of June 30, 2014 compared to $16.5 million as of December 31, 2013. The increase is mainly attributable to net cash provided by operating activities of $1.3 million.  Shareholders' equity decreased to $29.5 million as of June 30, 2014 compared to $30.1 million as of December 31, 2013.

Recent Major Developments

Below is a summary of the most significant developments in our company and business since January 1, 2014:

•	On September 2, 2014 we announced the release of Attunity Maestro 2.0, the latest version of its innovative Big Data management and data distribution platform.

•	On July 22, 2014 we announced that we are offering a free trial of Attunity CloudBeam for Amazon Redshift, our award-winning cloud data loading solution, on AWS Marketplace.

•
On June 3, 2014 we announced the availability of our new Gold Client Solution designed to accelerate SAP HANA adoption and enable rapid deployment of SAP applications in the data center or in the Cloud.

•
On May 21, 2014 we announced that Attunity CloudBeam, our award-winning cloud data transfer solution, is expanding its offering to support a growing demand and customer base on Amazon Web Services (AWS) Marketplace.

•	On April 2, 2014, we announced the release of Attunity Maestro 1.0, a new Big Data management platform.

Critical Accounting Estimates and Assumptions

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  A comprehensive discussion of our critical accounting policies is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report on Form 20-F for the year ended December 31, 2013.

Results of Operations

The following discussion of our results of operations for the six months periods ended June 30, 2014 and 2013, included in the following table, which presents selected financial information data (in U.S. dollars in thousands) as a percentage of total revenues as well as the percentage change between such periods, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, accompanying this report.

	Six Month Periods Ended June 30,				Percent
	2014		2013		Change
	UNAUDITED
Revenues:
Software licenses	7,929	52%	$5,043	47%	57%
Maintenance and services	7,446	48%	5,644	53%	32%
	15,375	100%	10,687	100%	44%
Cost of revenues	1,472	10%	1,046	10%	41%
Research and development	4,837	31%	3,869	36%	25%
Selling and marketing	8,861	58%	5,456	51%	62%
General and administrative	1,888	12%	1,511	14%	25%
Total operating expenses	17,058	111%	11,882	111%	44%
Operating loss	(1,683)	(11)%	(1,195)	(11)%	41%
Financial expenses, net	189	(1)%	85	(1)%	122%
Loss before taxes on income	(1,872)	(12)%	(1,280)	(12)%	46%
Income taxes (benefit)	42	---	(105)	1%	(140)%
Net Loss	(1,914)	(12)%	$(1,175)	(11)%	63%

Six Months Ended June 30, 2014 Compared with Six Months Ended June 30, 2013

Revenues. Our revenues are derived primarily from perpetual software licenses, maintenance and services. The following table provides a breakdown of our revenues by type of revenues (in U.S. dollars in thousands) and as a percentage out of total revenues for the periods indicated, as well as the percentage change between such periods:

	Six Month Periods Ended June 30,				Percent
	2014		2013		Change
Software licenses	$7,929	52%	$5,043	47%	57%
Maintenance and services	7,446	48%	5,644	53%	32%
Total	$15,375	100%	$10,687	100%	44%

Total revenues in the first six months of 2014 increased by 44% to $15.4 million from $10.7 million in the first six months of 2013. Total revenues were composed of:

•
License revenues, which increased by 57% to $7.9 million in the first six months of 2014 from $5.0 million in the first six months of 2013. This increase is mainly due to increase in the average deal size and in the number of transactions, primarily from the sales in North America and Europe, which we attribute to our expanded sales and marketing initiatives during past year and contribution of Hayes, acquired in December 2013, to our license revenues; and

•
Maintenance, support and services revenues, which increased by 32% to $7.4 million in the first six months of 2014 compared to $5.6 million in the six months of 2013. This increase is primarily due to an increase in license revenues that contributed to higher maintenance revenues and contribution of Hayes, acquired in December 2013, to our maintenance, support and services revenues.

Cost of Revenues.  Cost of software license revenues consists mainly of amortization of core technology acquired. Cost of maintenance and services consists primarily of salaries of employees performing the services and related overhead. The following table sets forth a breakdown of our cost of revenues between software licenses and maintenance and services (in U.S. dollars in thousands) as well as the percentage change between the periods indicated:

	Six Month Periods Ended June 30,		Percent
	2014	2013	Change
Cost of software licenses	$429	$258	66%
Cost of maintenance and services	1,043	788	32%
Total	$1,472	$1,046	41%

Our total cost of revenues increased by 41% to $1.5 million in the first six months of 2014 from $1.0 million in the first six months of 2013. This is mainly due to the contribution of Hayes to our cost of revenues and the amortization of Hayes' acquired intangible assets.

Operating Expenses. The following table sets forth a breakdown of our operating expenses (in U.S. dollars in thousands) and the percentage change between the periods indicated:

	Six Month Periods Ended June 30,		Percent
	2014	2013	Change
Research and development	$4,837	$3,869	25%
Selling and marketing	8,861	5,456	62%
General and administrative	1,888	1,511	25%
Total	$15,586	$10,836	44%

Research and Development.  Research and development (“R&D”) expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. Our total R&D costs increased by 25% to $4.8 million in the first six months of 2014 from $3.9 million in the first six months of 2013. This is mainly due to the contribution of Hayes to our R&D costs, compensation adjustments and certain one-time expenses associated with such adjustments.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, and sales offices maintenance and administrative costs. Selling and marketing expenses increased by 62% to $8.9 million in the first six months of 2014 from $5.5 million in the first six months of 2013. This increase is primarily due to the increase in headcount in our sales and marketing teams and related expenses of approximately $2.5 million (the number of our selling and marketing personnel as of June 2014 increased by 58% as compared to June 2013).

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, legal, audit, and other administrative costs. General and administrative expenses increased by 25% to $1.9 million in the first six months of 2014 from $1.5 million in the first six months of 2013. This increase is primarily due to an increase in expenses recorded during the first six months of 2014 associated with performance-based compensation; increase in corporate and legal expenses, mainly associated with sales; and higher equity-based compensation expenses.

Operating Loss. Based on the foregoing, we recorded an operating loss of approximately $1.7 million in the first six months of 2014 compared to $1.2 million in the first six months of 2013.

Financial Expenses, Net. Financial expenses, net were $189,000 in the first six months of 2014 compared to $85,000 in the first six months of 2013. The increase is mainly due to accretion of contingent payment obligation resulting in financial expense of $341,000 in the first six months of 2014, associated with the acquisition of Hayes, compared to $66,000 in the same period last year, associated with the acquisition of Repliweb. This increase was partially offset by increase of $188,000 in financial income that is attributed to a revaluation of a liability presented at fair value.

Taxes on Income (Benefit). The corporate tax rate in Israel was 25% for 2013, compared with 26.5% in 2014. Taxes on income in the first six months of 2014 were $42,000 comprising of current income taxes of approximately $200,000, which was offset by amortization of deferred tax liabilities, net, associated with the acquisitions of Hayes and RepliWeb, of approximately $160,000. Income tax benefit in the first six months of 2013 was $105,000, comprising current income taxes of approximately $70,000, which was offset by amortization of deferred tax liabilities, net, associated with the acquisition of RepliWeb, of $175,000.

The increase in current income taxes in the first six months of 2014 compared to the same period last year is mainly due to increase in the taxable income of the U.S. subsidiaries.

Net loss in the first six months of 2014 was $1.9 million, or ($0.13) per diluted share, compared to $1.2 million or ($0.11) per diluted share, in the same period last year.

Liquidity and Capital Resources

In the past few years, we financed our operations through cash generated by operations, equity investments in private placements, short-term loans and, until mid 2012, borrowings under loans from Plenus and the Convertible Notes.

Most recently, on November 26, 2013, we also closed a firm commitment underwritten public offering of 2,852,000 ordinary shares (including 372,000 ordinary shares issued to the underwriter upon full exercise of its over-allotment option), at a public offering price of $7.00 per share. The net proceeds for us were approximately $18.0 million.

Our funding and treasury activities are conducted within corporate practices to maximize investment returns while maintaining appropriate liquidity for both our short and long term needs. Cash and cash equivalents are held primarily in U.S. dollars and NIS.

Working Capital and Cash Flows

As of June 30, 2014, we had approximately $18.1 million in cash and cash equivalents, compared to $16.5 million in cash and cash equivalents as of December 31, 2013.

As of June 30, 2014, our working capital amounted to $10.2 million, compared to $12.2 million as of December 31, 2013. The decrease was mainly attributed to a transfer from long-term to short-term of the contingent payment obligation to former Hayes shareholders in the amount of $1.9 million payable in April 2015.

The following table presents the components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (U.S. dollars in thousands):

	Six Months Period Ended June 30,
	2014	2013
Net cash provided by operating activities	$1,269	$162
Net cash used in investing activities	(314)	(484)
Net cash provided by (used in) financing activities	695	(1,716)

Net cash provided by operating activities was $1.3 million in the first six months of 2014 compared to $0.2 million in the first six months of 2013. The increase is mainly attributed to increase in operating assets and liabilities of $1.1 million.

Net cash used in investing activities was $0.3 million in the first six months of 2014 compared to $0.5 million in the same period in 2013. The decrease is mainly attributable to our relocation during the first quarter of 2013 to new office space in Israel.

Net cash provided by financing activities was $0.7 million in the first six months of 2014 compared to net cash used in financing activities of $1.7 million in the first six months of 2013. This change is mainly due to the earn-out payment to RepliWeb's former shareholders in the amount of $2.0 million in April 2013.

Principal Capital Expenditure and Divestitures

Our capital expenditures were approximately $314,000 in the six months ended June 30, 2014, compared to $520,000 in the six months ended June 30, 2013, most of which were used for a purchase of computer equipment and software.

Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress. We did not effect any principal divestitures in the past three years.